

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Allen Davidoff, PhD
President and Chief Executive Officer
XORTX Therapeutics Inc.
3710 – 33rd Street NW
Calgary, Alberta, Canada T2L 2M1

> **Re: XORTX Therapeutics Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted August 15, 2022**
> **CIK No. 0001729214**

Dear Dr. Davidoff:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas M. Rose